
June 17, 2020

Sue Veres Royal
Cheif Executive Officer
BeBop Channel Corp.
90 State Street, Ste 700 Office 40
Albany, NY 12207

> **Re: BeBop Channel Corp.**
> **Draft Offering Statement on Form 1-A**
> **Submitted June 8, 2020**
> **CIK No. 0001814102**

Dear Ms. Royal:

Our initial review of your draft offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically, you have not provided financial statements, your audit report is unsigned, undated and references a future period, and the summary financial information you have provided is as of a future date.

1. Please amend to provide financial statements required by Part F/S of Form 1-A, to ensure your audit report is signed, dated and references the appropriate historical periods, and to ensure the summary financial information you provided is not as of a future date.

We will provide more detailed comments relating to your draft offering statement following our review of a substantive amendment that addresses these deficiencies.

Please contact Scott Anderegg, Staff Attorney at 202-551-3342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services